UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

China Index Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

16954W101**

(CUSIP Number)

Jiangong Dai

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8661

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the Issuer, evidenced by American Depositary Receipts, each representing one Class A Ordinary Shares. No CUSIP has been assigned to the Class A Ordinary Shares or Class B Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101

1.	Names of Reporting Persons. Jiangong Dai
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 246,667 Class A Ordinary Shares(See Item 5)
	8.	Shared Voting Power 8,801,142 Class A Ordinary Shares(See Item 5)
	9.	Sole Dispositive Power 246,667 Class A Ordinary Shares(See Item 5)
	10.	Shared Dispositive Power 8,801,142 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,047,809 Class A Ordinary Shares(See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% of the Class A Ordinary Shares(See Item 5) (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 26, 2022.

CUSIP No. 16954W101

1.	Names of Reporting Persons. TRUE KNIGHT LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,801,142 Class A Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,801,142 Class A Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,801,142 Class A Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2% of the Class A Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	The percentage of the class of securities beneficially owned by each reporting person is calculated based on 66,788,662 Class A Ordinary Shares of the Issuer outstanding as of March 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 26, 2022.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined in Item 2 below) and relates to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) of China Index Holdings Limited, an exempted company with limited liability registered under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Global Selected Market under the symbol “CIH.”

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 2. Identity and Background.

This Schedule is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Act”). The members of the group are:

1) Jiangong Dai, a PRC citizen and the executive chairman of the board of directors of the Issuer (“Mr. Dai”);

2) TRUE KNIGHT LIMITED (the “TRUE KNIGHT”), a company incorporated under the laws of the British Virgin Islands, with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110; as of the date hereof, TRUE KNIGHT is wholly owned by Mr. Dai;

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof is set forth on Schedule A.

None of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 30, 2022, TRUE KNIGHT separately entered into share transfer agreements with five entities controlled by IDG and one entity controlled by Carlyle.

TRUE KNIGHT obtained the funds to purchase the ADSs from its working capital. As the purchase was not made during a trading window as provided in the Issuer’s Insider Trading Policy, a waiver from the Compliance Officer of the Issuer was obtained for the purchase.

The details of the separate share transfer agreements entered with the IDG entities are as follows:

On April 30, 2022, TRUE KNIGHT entered into a share transfer agreement with Chuang Xi Capital Holdings Limited to purchase 459,123 ADSs of the Issuer, representing 459,123 Class A Ordinary Shares, at an aggregate purchase price of USD 436,166.85.

On April 30, 2022, TRUE KNIGHT entered into a share transfer agreement with Clever Sight Limited to purchase 3,273,609 ADSs of the Issuer, representing 3,273,609 Class A Ordinary Shares, at an aggregate purchase price of USD 3,109,928.55.

On April 30, 2022, TRUE KNIGHT entered into a share transfer agreement with IDG Alternative Global Limited to purchase 480,000 ADSs of the Issuer, representing 480,000 Class A Ordinary Shares, at an aggregate purchase price of USD 456,000.00.

On April 30, 2022, TRUE KNIGHT entered into a share transfer agreement with IDG-Accel China Capital Investors L.P. to purchase 93,869 ADSs of the Issuer, representing 93,869 Class A Ordinary Shares, at an aggregate purchase price of USD 89,175.55.

On April 30, 2022, TRUE KNIGHT entered into a share transfer agreement with IDG-Accel China Capital L.P. to purchase 2,033,003 ADSs of the Issuer, representing 2,033,003 Class A Ordinary Shares, at an aggregate purchase price of USD 1,931,352.85.

The details of the share transfer agreement entered with the Carlyle entity is as follows:

On April 30, 2022, TRUE KNIGHT entered into a share transfer agreement with SAFARI GROUP HOLDINGS LIMITED to purchase 2,461,538 Class A Ordinary Shares, at an aggregate purchase price of USD 2,338,461.

Item 4. Purpose of Transaction.

TRUE KNIGHT acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations, dispositions, mergers, reorganization or liquidation involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), purchasing additional shares, selling some or all of their shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Dai is deemed to beneficially own (i) 8,801,142 Class A Ordinary Shares held by TRUE KNIGHT LIMITED, a British Virgin Islands business company limited by shares, representing 13.2% of the issued and outstanding Class A Ordinary Shares, and (ii) 246,667 Class A Ordinary Shares evidenced by ADSs, representing 0.3% of the issued and outstanding Class A Ordinary Shares.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class A Ordinary Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has effected any transaction in the Class A Ordinary Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information set forth in or incorporated by reference in Item 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated May 16, 2022 by the Reporting Persons

Exhibit 99.2	Share Transfer Agreement dated April 30, 2022 between TRUE KNIGHT and Chuang Xi Capital Holdings Limited

Exhibit 99.3	Share Transfer Agreement dated April 30, 2022 between TRUE KNIGHT and Clever Sight Limited

Exhibit 99.4	Share Transfer Agreement dated April 30, 2022 between TRUE KNIGHT and IDG Alternative Global Limited

Exhibit 99.5	Share Transfer Agreement dated April 30, 2022 between TRUE KNIGHT and IDG-Accel China Capital Investors L.P.

Exhibit 99.6	Share Transfer Agreement dated April 30, 2022 between TRUE KNIGHT and IDG-Accel China Capital L.P.

Exhibit 99.7	Share Transfer Agreement dated April 30, 2022 between TRUE KNIGHT and SAFARI GROUP HOLDINGS LIMITED

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2022

Jiangong Dai

By:	/s/ Jiangong Dai
Name: Jiangong Dai

TRUE KNIGHT LIMITED

By:	/s/ Jiangong Dai
Name: Jiangong Dai
Title: Director

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Jiangong Dai (PRC citizen)	Chairman of China Index Holdings Limited, Director of TRUE KNIGHT LIMITED, Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, PRC